

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2017

Valerie Baugher
President
Sunset Island Group
555 N. El Camino Real #A418
San Clemente, CA 92672

      Re: Sunset Island Group
          Registration Statement on Form S-1
          Filed June 26, 2017
          File No. 333-218967

Dear Ms. Baugher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 26, 2017

Use of Proceeds, page 16

1.   With respect to the proceeds that will be used to repay indebtedness, please provide disclosure required by Instruction 4 to Item 504 of Regulation S-K.

2.   We note you intend to use offering proceeds to "build out" space to expand your greenhouse space. Your disclosure also indicates that you issued a note in the amount of $123,000 that was used to "build out" greenhouse space in the quarter ended April 30, 2017. Also, Note 5 to the financial statements indicates you may apply some of the funds from the note issuance to a "possible joint venture" with the note holder. Please revise the appropriate section or sections of your filing to clarify the current status of your operations, including the status of any licenses and/or permits necessary to expand your

greenhouse space and to conduct operations there. Please also describe the joint venture and its status. Further, describe the scope of the improvements to the greenhouse that you have already made with the proceeds from the note. Finally, in the Use of Proceeds section, please clarify your intended use(s) of offering proceeds with respect to both the joint venture and the green house "build out." For instance, what specifically will you accomplish with the offering proceeds?

Exhibits

3.   Please file as exhibits to your registration statement the note(s) related to the borrowing arrangements referenced in Notes 5 and 6 to your interim financial statements dated April 30, 2017 and your lease agreement dated March 1, 2017. Refer to Item 601(b)(10) of Regulation S-K.

4.   Please have legal counsel expand the legal opinion to opine on all the common stock covered by the registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance